Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Apr 2,	Mar 31,
(unaudited, in millions €, except per share data)	2023	2024

Net system sales	5,341.8	3,965.9
Net service and field option sales	1,404.4	1,324.1
Total net sales	6,746.2	5,290.0

Total cost of sales	(3,333.0)	(2,593.4)
Gross profit	3,413.2	2,696.6

Research and development costs	(947.9)	(1,031.9)
Selling, general and administrative costs	(260.3)	(273.3)
Income from operations	2,205.0	1,391.4

Interest and other, net	12.2	26.2
Income before income taxes	2,217.2	1,417.6

Income tax expense	(302.6)	(224.0)
Income after income taxes	1,914.6	1,193.6

Profit related to equity method investments	41.2	30.2
Net income	1,955.8	1,223.8

Basic net income per ordinary share	4.96	3.11
Diluted net income per ordinary share	4.95	3.11

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	394.5	393.4
Diluted	394.8	393.7

ASML - Ratios and Other Data

	Three months ended,
	Apr 2,	Mar 31,
(unaudited, in millions €, except otherwise indicated)	2023	2024

Gross profit as a percentage of net sales	50.6%	51.0%
Income from operations as a percentage of net sales	32.7%	26.3%
Net income as a percentage of net sales	29.0%	23.1%
Income taxes as a percentage of income before income taxes	13.6%	15.8%
Shareholders’ equity as a percentage of total assets	27.8%	35.3%
Sales of lithography systems (in units) [1]	100	70
Value of booked systems [2]	3,752	3,611
Number of payroll employees in FTEs	37,704	40,940
Number of temporary employees in FTEs	2,816	1,773

1. Lithography systems do not include metrology and inspection systems.
2. Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Mar 31,
(unaudited, in millions €)	2023	2024

ASSETS
Cash and cash equivalents	7,004.7	5,100.8
Short-term investments	5.4	305.3
Accounts receivable, net	4,334.1	3,585.5
Finance receivables, net	1,379.2	1,441.2
Current tax assets	1,001.2	649.3
Contract assets	240.1	302.6
Inventories, net	8,850.7	9,864.5
Other assets	1,578.5	1,890.5
Total current assets	24,393.9	23,139.7

Finance receivables, net	60.6	13.8
Deferred tax assets	1,872.3	1,875.2
Loan receivable	929.2	929.5
Other assets	651.8	648.5
Equity method investments	919.6	951.5
Goodwill	4,588.6	4,588.6
Other intangible assets, net	741.7	711.1
Property, plant and equipment, net	5,493.2	5,841.4
Right-of-use assets	306.6	343.3
Total non-current assets	15,563.6	15,902.9

Total assets	39,957.5	39,042.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	16,274.7	15,048.7
Total current liabilities	16,274.7	15,048.7

Long-term debt	4,631.5	4,612.0
Deferred and other tax liabilities	372.2	400.4
Contract liabilities	4,825.5	4,744.7
Accrued and other liabilities	401.2	442.7
Total non-current liabilities	10,230.4	10,199.8

Total liabilities	26,505.1	25,248.5

Total shareholders’ equity	13,452.4	13,794.1
Total liabilities and shareholders’ equity	39,957.5	39,042.6

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Apr 2,	Mar 31,
(unaudited, in millions €)	2023	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,955.8	1,223.8

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	170.3	214.4
Impairment and loss (gain) on disposal	3.2	4.2
Share-based compensation expense	18.3	19.8
Inventory reserves	81.7	121.5
Deferred tax expense (benefit)	12.7	(2.7)
Equity method investments	(46.8)	(33.9)
Changes in assets and liabilities	(1,461.6)	(1,799.0)
Net cash provided by (used in) operating activities	733.6	(251.9)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(532.0)	(417.3)
Purchase of intangible assets	(7.4)	(6.5)
Purchase of short-term investments	(18.2)	(300.0)
Maturity of short-term investments	121.1	—
Loans issued and other investments	—	0.2
Net cash provided by (used in) investing activities	(436.5)	(723.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(541.1)	(571.0)
Purchase of treasury shares	(396.2)	(385.1)
Net proceeds from issuance of shares	22.7	29.3
Repayment of debt and finance lease obligations	(1.5)	(0.6)
Net cash provided by (used in) financing activities	(916.1)	(927.4)

Net cash flows	(619.0)	(1,902.9)

Effect of changes in exchange rates on cash	(1.6)	(1.0)
Net increase (decrease) in cash and cash equivalents	(620.6)	(1,903.9)

Cash and cash equivalents at beginning of the period	7,268.3	7,004.7
Cash and cash equivalents at end of the period	6,647.7	5,100.8

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Apr 2,	July 2,	Oct 1,	Dec 31,	Mar 31,
(unaudited, in millions €, except per share data)	2023	2023	2023	2023	2024

Net system sales	5,341.8	5,606.1	5,308.2	5,682.5	3,965.9
Net service and field option sales	1,404.4	1,296.2	1,364.8	1,554.5	1,324.1
Total net sales	6,746.2	6,902.3	6,673.0	7,237.0	5,290.0

Total cost of sales	(3,333.0)	(3,358.3)	(3,211.4)	(3,519.7)	(2,593.4)
Gross profit	3,413.2	3,544.0	3,461.6	3,717.3	2,696.6

Research and development costs	(947.9)	(999.9)	(991.4)	(1,041.3)	(1,031.9)
Selling, general and administrative costs	(260.3)	(281.1)	(287.8)	(284.1)	(273.3)
Income from operations	2,205.0	2,263.0	2,182.4	2,391.9	1,391.4

Interest and other, net	12.2	16.7	7.1	5.2	26.2
Income before income taxes	2,217.2	2,279.7	2,189.5	2,397.1	1,417.6

Benefit from (provision for) income taxes	(302.6)	(403.9)	(343.7)	(385.6)	(224.0)
Income after income taxes	1,914.6	1,875.8	1,845.8	2,011.5	1,193.6

Profit related to equity method investments	41.2	65.9	47.6	36.6	30.2
Net income	1,955.8	1,941.7	1,893.4	2,048.1	1,223.8

Basic net income per ordinary share	4.96	4.93	4.81	5.21	3.11
Diluted net income per ordinary share	4.95	4.93	4.81	5.20	3.11

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	394.5	393.8	393.4	393.4	393.4
Diluted	394.8	394.0	393.7	393.8	393.7

ASML - Quarterly Summary Ratios and other data

	Apr 2,	July 2,	Oct 1,	Dec 31,	Mar 31,
(unaudited, in millions €, except otherwise indicated)	2023	2023	2023	2023	2024

Gross profit as a percentage of net sales	50.6%	51.3%	51.9%	51.4%	51.0%
Income from operations as a percentage of net sales	32.7%	32.8%	32.7%	33.1%	26.3%
Net income as a percentage of net sales	29.0%	28.1%	28.4%	28.3%	23.1%
Income taxes as a percentage of income before income taxes	13.6%	17.7%	15.7%	16.1%	15.8%
Shareholders’ equity as a percentage of total assets	27.8%	28.7%	32.0%	33.7%	35.3%
Sales of lithography systems (in units) [1]	100	113	112	124	70
Value of booked systems [2]	3,752	4,500	2,602	9,186	3,611
Number of payroll employees in FTEs	37,704	38,866	39,850	40,310	40,940
Number of temporary employees in FTEs	2,816	2,676	2,416	2,107	1,773

1. Lithography systems do not include metrology and inspection systems.
2. Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Apr 2,	July 2,	Oct 1,	Dec 31,	Mar 31,
(unaudited, in millions €)	2023	2023	2023	2023	2024

ASSETS
Cash and cash equivalents	6,647.7	6,341.3	4,975.5	7,004.7	5,100.8
Short-term investments	4.8	5.1	5.4	5.4	305.3
Accounts receivable, net	3,454.7	3,963.6	3,910.5	4,334.1	3,585.5
Finance receivables, net	1,349.2	1,650.8	1,348.2	1,379.2	1,441.2
Current tax assets	253.6	595.8	854.3	1,001.2	649.3
Contract assets	236.4	191.9	266.5	240.1	302.6
Inventories, net	7,392.0	7,734.4	8,378.5	8,850.7	9,864.5
Other assets	1,722.4	1,915.3	1,916.8	1,578.5	1,890.5
Total current assets	21,060.8	22,398.2	21,655.7	24,393.9	23,139.7

Finance receivables, net	58.3	71.7	423.4	60.6	13.8
Deferred tax assets	1,667.4	1,679.1	1,827.4	1,872.3	1,875.2
Loan receivable	364.4	364.4	920.7	929.2	929.5
Other assets	1,012.8	996.3	859.2	651.8	648.5
Equity method investments	969.6	1,040.4	1,094.3	919.6	951.5
Goodwill	4,555.6	4,555.6	4,582.6	4,588.6	4,588.6
Other intangible assets, net	813.7	789.2	756.6	741.7	711.1
Property, plant and equipment, net	4,354.8	4,727.9	5,093.2	5,493.2	5,841.4
Right-of-use assets	290.2	305.7	300.4	306.6	343.3
Total non-current assets	14,086.8	14,530.3	15,857.8	15,563.6	15,902.9

Total assets	35,147.6	36,928.5	37,513.5	39,957.5	39,042.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	16,948.1	16,754.3	16,309.5	16,274.7	15,048.7
Total current liabilities	16,948.1	16,754.3	16,309.5	16,274.7	15,048.7

Long-term debt	3,536.0	4,517.8	4,522.3	4,631.5	4,612.0
Deferred and other tax liabilities	293.0	372.8	380.4	372.2	400.4
Contract liabilities	4,147.4	4,205.3	3,826.0	4,825.5	4,744.7
Accrued and other liabilities	436.8	473.4	480.4	401.2	442.7
Total non-current liabilities	8,413.2	9,569.3	9,209.1	10,230.4	10,199.8

Total liabilities	25,361.3	26,323.6	25,518.6	26,505.1	25,248.5

Total shareholders’ equity	9,786.3	10,604.9	11,994.9	13,452.4	13,794.1
Total liabilities and shareholders’ equity	35,147.6	36,928.5	37,513.5	39,957.5	39,042.6

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Apr 2,	July 2,	Oct 1,	Dec 31,	Mar 31,
(unaudited, in millions €)	2023	2023	2023	2023	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,955.8	1,941.7	1,893.4	2,048.1	1,223.8

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	170.3	181.2	176.2	212.1	214.4
Impairment and loss (gain) on disposal	3.2	3.9	20.4	10.0	4.2
Share-based compensation expense	18.3	33.4	41.5	41.6	19.8
Inventory reserves	81.7	90.6	102.3	210.7	121.5
Deferred tax expense (benefit)	12.7	41.5	(138.9)	(48.9)	(2.7)
Equity method investments	(46.8)	(70.9)	(53.8)	175.7	(33.9)
Changes in assets and liabilities	(1,461.6)	(1,836.7)	(913.0)	547.7	(1,799.0)
Net cash provided by (used in) operating activities	733.6	384.7	1,128.1	3,197.0	(251.9)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(532.0)	(537.8)	(501.8)	(584.0)	(417.3)
Purchase of intangible assets	(7.4)	(6.6)	(8.3)	(18.3)	(6.5)
Purchase of short-term investments	(18.2)	(0.5)	(3.9)	(1.0)	(300.0)
Maturity of short-term investments	121.1	—	3.6	0.9	—
Loans issued and other investments	—	—	(553.0)	(8.5)	0.2
Acquisition of subsidiaries (net of cash acquired)	—	—	(27.6)	(6.0)	—
Net cash provided by (used in) investing activities	(436.5)	(544.9)	(1,091.0)	(616.9)	(723.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(541.1)	(666.1)	(570.4)	(570.8)	(571.0)
Purchase of treasury shares	(396.2)	(492.6)	(111.1)	—	(385.1)
Net proceeds from issuance of shares	22.7	25.1	25.7	25.9	29.3
Net proceeds from issuance of notes, net of issuance costs	—	997.8	—	—	—
Repayment of debt and finance lease obligations	(1.5)	(0.7)	(750.4)	(0.2)	(0.6)
Net cash provided by (used in) financing activities	(916.1)	(136.5)	(1,406.2)	(545.1)	(927.4)

Net cash flows	(619.0)	(296.7)	(1,369.1)	2,035.0	(1,902.9)

Effect of changes in exchange rates on cash	(1.6)	(9.7)	3.3	(5.8)	(1.0)
Net increase (decrease) in cash and cash equivalents	(620.6)	(306.4)	(1,365.8)	2,029.2	(1,903.9)

Cash and cash equivalents at beginning of the period	7,268.3	6,647.7	6,341.3	4,975.5	7,004.7
Cash and cash equivalents at end of the period	6,647.7	6,341.3	4,975.5	7,004.7	5,100.8

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2023 Annual Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, including expected demand, lithography tool utilization, semiconductor inventory levels, bookings and order coverage at certain bookings levels, expected recovery in the semiconductor industry and expected turn in the cycle and expected timing thereof, plans to increase capacity, outlook and expected financial results, including expected results for Q2 2024, including net sales, IBM sales, gross margin, R&D costs, SG&A costs, expected results for full year 2024, including expectations with respect to revenue and gross margin and estimated annualized effective tax rate, expectations with respect to sales by market segment, EUV, DUV and IBM sales and margins and expected drivers thereof, and other full year 2024 expectations, expectations with respect to expected financial performance in 2025 and expected drivers thereof, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, our expectation to return significant amounts of cash to shareholders through growing dividends and share buybacks, including the amount of shares intended to be repurchased under our share repurchase program and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “opportunity” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand and semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic uncertainty on the semiconductor industry, the impact of inflation, interest rates, geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, constraints and logistics, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, constraints on our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and services to certain customers, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.